Exhibit 99.1

Qutoutiao Inc. Announces Management Change

SHANGHAI, China, November 1, 2022 (GLOBE NEWSWIRE) – Qutoutiao Inc. ("Qutoutiao" or the "Company") has received a notice of resignation from Mr. Xiaolu Zhu, who will cease to serve as chief financial officer of the Company, effective November 2, 2022. Mr. Zhu's resignation is due to personal reasons, and the Company is grateful for his valuable contributions over the years and wishes him all of the best in his future endeavors.

Mr. Eric Siliang Tan, the Company's chief executive officer, will assume the role of interim chief financial officer, effective November 2, 2022, until a new chief financial officer is appointed.

About Qutoutiao Inc.

Qutoutiao Inc. operates a mobile content platform in China with a mission to bring fun and value to its users. The eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has been one of the market leaders of the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "in-tends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 pandemic; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net